

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 7, 2015

Mr. William G. Quigley
Chief Financial Officer
Dana Holding Corporation
3939 Technology Drive
Maumee, Ohio 43537

> **Re:    Dana Holding Corporation**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 001-01063**

Dear Mr. Quigley:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure